Exhibit 2

QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

			FOR QUARTER ENDED			DATE OF REPORT
			Y	M	D	Y	M	D
ISSUER DETAILS NAME OF ISSUER
UNILENS VISION INC.			03	12	31	04	02	27

ISSUER ADDRESS
1910-400 BURRARD STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6C 3A6	727-545-1883			1-800-446-2020

CONTACT PERSON		CONTACT’ POSITION				CONTACT TELEPHONE NO.
MICHAEL J. PECORA		CHIEF FINANCIAL OFFICER				1-800-446-2020

CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
michael.pecora@unilens.com		www.unilens.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE		PRINT FULL NAME				DATE SIGNED
						Y	M	D
“William D. Baxter”		William D. Baxter				04	02	27

DIRECTOR’S SIGNATURE		PRINT FULL NAME				DATE SIGNED
						Y	M	D
“Alfred W. Vitale”		Alfred W. Vitale				04	02	27

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

DECEMBER 31, 2003

(Expressed in U.S. Dollars)

	December 31, 2003	June 30, 2003
ASSETS
CURRENT
Cash and cash equivalents	$284,468	$201,329
Accounts receivable	497,833	471,619
Royalties and other receivables	348,577	148,106
Inventories	732,263	727,988
Prepaid expenses	13,288	8,260
Future tax asset	178,860	1,542,000

	2,055,289	3,099,302
PROPERTY, PLANT AND EQUIPMENT	95,942	93,017
OTHER ASSETS	77,445	117,267
FUTURE TAX ASSET	157,000	157,000

	$2,385,676	$3,466,586

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT
Accounts payable and accrued liabilities	$753,357	$679,988
Current portion of long-term debt (Notes 3 and 4)	500,000	450,000

	1,253,357	1,129,988
LONG-TERM DEBT (Notes 3 and 4)	996,781	4,474,576

	2,250,138	5,604,564
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital (Note 1)	27,429,365	27,367,615
Contribution Surplus	2,990	—
Cumulative translation adjustment	(4,128)	(778)
Deficit	(27,292,689)	(29,504,815)

	135,538	(2,137,978)

	$2,385,676	$3,466,586

Approved by the Directors:

Director: signed “Alfred W. Vitale”

Director: signed “William D. Baxter”

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2003

(Expressed in U.S. Dollars)

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	Six Months Ended December9 31, 2003	Six Months Ended December 31, 2002
INCOME
Sales	$930,235	$643,836	$1,934,055	$1,494,366
Cost of sales	546,019	427,599	1,136,104	951,391

	384,216	216,237	797,951	542,975

EXPENSES
Sales and marketing	192,208	196,329	386,052	352,447
Administration	229,271	145,688	431,194	285,443
Research and development	13,183	16,974	26,535	34,459

	434,662	358,991	843,781	672,349

Loss from operations	(50,446)	(142,754)	(45,830)	(129,374)
OTHER ITEMS
Royalty Income	205,229	37,400	411,667	37,400
Other Income	1,578	1,306	3,281	3,064
Interest (expense) recovery on long-term debt	34,382	(51,273)	(18,428)	(102,705)
Gain on forgiveness of debt	3,224,576	—	3,224,576	—

	3,465,765	(12,567)	3,621,096	(62,241)

Income (loss) before tax	3,415,319	(155,321)	3,575,266	(191,615)
Income tax expense	(1,295,356)	—	(1,363,140)	—

Net income (loss) for the period	2,119,963	(155,321)	2,212,126	(191,615)
Deficit, beginning of period	(29,412,652)	(31,099,379)	(29,504,815)	(31,063,085)

Deficit, end of period	$(27,292,689)	$(31,254,700)	$(27,292,689)	$(31,254,700)

Income (loss) per common share:
Basic	$0.52	$(0.04)	$0.56	$(0.05)
Diluted	$0.51	$(0.04)	$0.56	$(0.05)

Weighted average number of common shares outstanding during the period:
Basic	4,101,424	3,838,815	3,970,119	3,838,815
Effect of dilutive options	19,592	—	1,538	—
Diluted	4,121,016	3,838,815	3,971,657	3,838,815

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2003

(Expressed in U.S. Dollars)

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	Six Months Ended December 31, 2003	Six Months Ended December 31, 2002

CASH PROVIDED (USED) BY:

OPERATING ACTIVITIES

Net Income (loss) for the period	$2,119,963	$(155,321)	$2,212,126	$(191,615)
Adjustments to reconcile to net cash provided (used) by operating activities:

Stock option compensation	2,990	—	2,990	—
Gain on forgiveness of debt	(3,224,576)	—	(3,224,576)	—
Amortization	22,674	31,569	52,171	63,721
Amortization of tax asset	1,295,356	—	1,363,140	—
Amortization of discount on long-term debt	(41,890)	40,773	—	81,546
Net change in non-cash working capital items (Note 2):	8,169	(139,804)	(158,273)	(156,724)

Cash flows from operating activities	182,686	(222,783)	247,578	(203,072)

FINANCING ACTIVITIES

Repayment of long term debt	$(203,219)	$—	$(203,219)	$—
Issuance of shares	61,749	—	61,749	—

Cash flows from financing activities	(141,470)	—	(141,470)	—

INVESTING ACTIVITIES

Purchase of capital and other assets	$(2,897)	$(2,002)	$(23,444)	$(15,822)

Cash flows from investing activities	(2,897)	(2,002)	(23,444)	(15,822)

Increase (decrease) in cash	38,319	(224,785)	82,664	(218,894)
Effect of exchange rate changes on cash	330	(24)	475	40
CASH, BEGINNING OF PERIOD	245,819	386,303	201,329	380,348

CASH, END OF PERIOD	$284,468	$161,494	$284,468	$161,494

Supplemental disclosure of cash flow information:
Cash paid during period for income tax	$—	$—	$—	$—

Cash paid during period for interest	$8,018	$—	$18,938	$—

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

DECEMBER 31, 2003

(Expressed in U.S. Dollars)

The accompanying financial statements for the interim period ended December 31, 2003 (the “Interim Period”) are prepared on the basis of accounting principles generally accepted in Canada, conform in all material respects with accounting principals generally accepted in the United States and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The financial statements for the Interim Period are not necessarily indicative of the results to be expected for the full year. The financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2003. Additional information concerning the Company is contained in schedules B and C to its quarterly report for the Interim Period on BC Form 51-901F.

1.	SHARE CAPITAL

	Number of shares	Six Months Ended December 31, 2003 Amount	Number of shares	Six Months Ended December 31, 2002 Amount
Common shares issued and outstanding
Balance, beginning of period	3,838,815	$27,367,615	3,838,815	$27,367,615
Exercise of options for cash	325,000	61,750	—	—
Balance end of period	4,163,815	$27,429,365	3,838,815	$27,367,615

Stock Option Plan, Incentive Stock Options, and Warrants

At the December 19, 2003 annual general meeting the shareholders approved and ratified an incentive stock option plan authorizing the issuance of common share purchase options of up to 10% of our issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange. The following table describes the number of shares, exercise price, and expiry dates of the share purchase options, all of which are fully vested, except as indicated below, and share purchase warrants that were outstanding at December 31, 2003:

	Number of Shares	Exercise Price		Expiry Date
Options	30,000	$	Cdn. 0.25	May 6, 2006
Options	10,000		Cdn. 0.25	October 12, 2006
Options (1)	225,000		Cdn. 0.62	Dec. 9, 2008
Warrants	Nil	$

(1)	Includes 25,000 options vesting in equal instalments on December 9, 2003, March 9, 2004, June 9, 2004, and September 9, 2004.

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

DECEMBER 31, 2003

(Expressed in U.S. Dollars)

1.	SHARE CAPITAL (Cont’d)

Stock Based Compensation

As permitted by CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“Section 3870”) for periods ending prior to January 1, 2004, the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued if the exercise price of each option equals or exceeds the minimum of the market value of the shares at the date immediately preceding the date of the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations for the period. The pro-forma results of the use of the Black-Scholes model are presented below. The impact of stock option compensation for consultants for the six months ending December 31, 2003 and the quarter ending December 31, 2003 was an increase in compensation expense of $2,990, recorded as a charge to net income.

	Six-month period ended December 31 , 2003	Six-month period ended December 31 , 2002
Net income (loss) for the period	$2,212,126	$(191,615)
Additional compensation expense using the Black-Scholes Model	(95,694)	(5,455)

Pro forma income (loss) for the period	$2,116,432	$(197,070)

Pro forma income (loss) per share – basic	$0.53	$(0.05)
Pro forma income (loss) per share – diluted	$0.53	$(0.05)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Options granted – 2003	Options granted – 2002
Risk-free interest rate	4.12%	4.26%
Expected life of options	5 years	5 years
Annualized volatilitys	295%	162%
Dividend rate	0.00%	0.00%

2.	CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	Six Months Ended December 31, 2003	Six Months Ended December 31, 2002
Net change in non-cash working capital items:
Receivables	$(55,367)	$3,508	$(226,695)	$39,909
Inventories	(33,463)	(120,671)	(4,276)	(208,605)
Other assets	10,666	7,925	3,142	12,205
Accounts payable	86,333	(30,566)	69,556	(233)

	$8,169	$(139,804)	$(158,273)	$(156,724)

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

DECEMBER 31, 2003

(Expressed in U.S. Dollars)

3.	NOTE PAYABLE, RELATED PARTY

The Company had a note payable with an affiliated company in the amount of $450,000 that was due on January 31, 1995. The Company pays interest on the note monthly at prime plus three percent. On October 28, 2003, this note was amended and the payment terms of the note changed to quarterly installments of $25,000 plus interest starting January 2004 and maturing in April 2008. The following is a schedule of the principal payments required under the amended agreement:

Period ending December 31,
2004	$100,000
2005	100,000
2006	100,000
2007	100,000
2008	50,000

$450,000

The terms and conditions of the above related party debt are not necessarily indicative of the terms and conditions that would have been incurred had comparable transactions been entered into with independent parties. The Company paid or accrued $18,938 (2002-$21,000) in interest on the debt during the six months ended December 31, 2003.

4.	NOTE PAYABLE

During 1989, the Company acquired substantially all of the assets that comprise its business from Competitive Technologies, Inc. (“Competitive”) through an Asset Purchase Agreement. The purchase price for the business and its assets was $6,000,000 to be paid with $500,000 down and $250,000 per year, increasing at a rate of five percent per year. The Company defaulted on the original obligation and a subsequent Settlement and Forbearance agreement. On October 17, 2003, as a result of pending litigation, the Company entered into a settlement agreement with Competitive. Under the terms of the settlement agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by the assets of the Company. As a result of the settlement agreement, the Company recognized a one-time gain in the second quarter of Fiscal 2004 in the amount of $3,224,576. The settlement agreement calls for a $100,000 payment on the signing of the agreement and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb, Inc. during the quarter ending on the payment due date.

The terms of the settlement agreement call for the following minimum payments:

Year ending December 31,
2004	$400,000
2005	400,000
2006	246,781

$1,046,781

5.	COMPARATIVE FIGURES

Certain of the prior period comparative figures have been reclassified to conform with the presentation adopted for the current period.

QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

			FOR QUARTER ENDED			DATE OF REPORT
			Y	M	D	Y	M	D
ISSUER DETAILS NAME OF ISSUER
UNILENS VISION INC.			03	12	31	04	02	27

ISSUER ADDRESS
1910-400 BURRARD STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6C 3A6	727-545-1883			1-800-446-2020

CONTACT PERSON		CONTACT’ POSITION				CONTACT TELEPHONE NO.
MICHAEL J. PECORA		CHIEF FINANCIAL OFFICER				1-800-446-2020

CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
michael.pecora@unilens.com		www.unilens.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE		PRINT FULL NAME				DATE SIGNED
						Y	M	D
“William D. Baxter”		William D. Baxter				04	02	27

DIRECTOR’S SIGNATURE		PRINT FULL NAME				DATE SIGNED
						Y	M	D
“Alfred W. Vitale”		Alfred W. Vitale				04	02	27

UNILENS VISION INC.

SCHEDULES “B” AND “C”

DECEMBER 31, 2003

(Expressed in U.S. Dollars)

SUPPLEMENTARY INFORMATION – SCHEDULE B

1.	Analysis of expenses and deferred costs:

a)	Deferred costs:

No deferred costs were recorded during the six months ended December 31, 2003.

Other assets as at December 31, 2003:

Patents and trademarks	$43,390
Spare parts and tools	24,920
Deposits	9,135

$77,445

b)	General administrative expenses and cost of sales:

General and Administrative Expense:

Administration, sales and marketing expenses for the six months ended December 31, 2003 were:

	Sales and Marketing	Administration
Consulting fees	$90,858	$67,416
Bad debts	—	13,200
Depreciation and amortization	293	35,793
License, taxes and regulatory fees	—	34,673
Office, insurance and supplies	17,457	96,491
Professional fees	—	81,554
Promotion and advertising	83,009	—
Rental and utilities	459	157,460
Travel and entertainment	10,992	15,934
Wages and benefits	110,067	185,388
Allocated expenses	72,917	(256,715)

	$386,052	$431,194

Cost of Sales:

Cost of Sales for the six months ended December 31, 2003 were:

Payroll and Benefits	$351,341
Raw materials and Supplies	467,587
Allocations and Other Expenses	317,176

$1,136,104

2.	Related party transactions:

During the six months ended December 31, 2003 the Company incurred $2,212 (2002 – $1,920) in fees to an officer and paid or accrued interest of $21,476 to a related financial institution.

UNILENS VISION INC.

SCHEDULES “B” AND “C”

DECEMBER 31, 2003

(Expressed in U. S. Dollars)

3.	Summary of securities issued and options granted during the three month period ended December 31, 2003:

a)	Common shares issued:

The Company issued 325,000 common shares at Cdn. $0.25 per share on exercise of options for cash proceeds of US $61,749.

b)	Options Granted:

Name	Grant Date	Expiry Date	Number of Shares	Exercise Price
Alfred Vitale	December 9, 2003	December 9, 2008	55,000	$0.62 Cdn.
Michael Pecora	December 9, 2003	December 9, 2008	35,000	$0.62 Cdn.
William D. Baxter	December 9, 2003	December 9, 2008	30,000	$0.62 Cdn.
Nicholas Bennett	December 9, 2003	December 9, 2008	30,000	$0.62 Cdn.
Jerry Falkner	December 9, 2003	December 9, 2008	25,000	$0.62 Cdn.
William Harper	December 9, 2003	December 9, 2008	20,000	$0.62 Cdn.
Josepha Bruno	December 9, 2003	December 9, 2008	15,000	$0.62 Cdn.
Donna Wheeler	December 9, 2003	December 9, 2008	15,000	$0.62 Cdn.

4.	Summary of securities as at December 31, 2003:

a)	Authorized capital as at December 31, 2003:

b)	Issued and outstanding share capital as at December 31, 2003:

c)	Options, warrants and convertible securities as at December 31, 2003:

d)	Shares in escrow or subject to pooling as at December 31, 2003: None

For items a) to c) above please see Note 1 to the consolidated financial statements for the six months ended December 31, 2003.

5.	Directors and officers as at the date of this report:

Alfred W. Vitale, President and Director

Nick Bennett, Director

William D, Baxter, Director

William S. Harper, Secretary

MANAGEMENT DISCUSSION – SCHEDULE C

Description of business

The business of the Company is to develop and sell optical products using proprietary design and manufacturing technology. The Company’s products are being sold primarily in the United States through a network of distributors and independent sales representatives. The Company has also licensed the exclusive worldwide rights to one of the Company’s patented multifocal soft contact lens designs to Bausch & Lomb. Under the terms of the 2001 license agreement, Bausch and Lomb is obligated to pay the Company a royalty on Bausch & Lomb’s worldwide net sales of products developed utilizing the licensed technology. The Company received its first royalty payment during January of 2003 for the quarter ending December 31, 2002.

During the six months ended December 31, 2003 the Company’s C-Vue brand of products accounted for approximately 36% of sales. The C-Vue brand of products are based on a unique patented design, and is distributed as (i) the C-Vue, a blister-packed box of six lenses sold for frequent replacement, (ii) the C-Vue GP, a Gas Permeable lens, (iii) the C-Vue 55, a custom lathed soft lens manufactured out of a higher water content material. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. The Company expects the sales of the C-Vue brand will make up an increasing percentage of its future sales.

UNILENS VISION INC.

SCHEDULES “B” AND “C”

DECEMBER 31, 2003

(Expressed in U. S. Dollars)

Operations and financial condition

During the six months ended December 31, 2003 (the “Current Period”) the Company earned net income of $2,212,126 compared to a net loss of $191,615 for the six month period ended December 31, 2002 (the “Prior Period”). The increase in profit during the Current Period of $2,403,741, as compared to the Prior Period, was primarily due to i) a one-time gain of $3,224,576 due to the elimination of debt that resulted from a settlement agreement signed with Competitive Technologies Inc. (“Competitive”) on October 17, 2003. (the “Gain on Debt Settlement”), ii) increase in royalty income of $374,267 derived from the license agreement with Bausch & Lomb., iii) an increase gross margin of $254,976 on higher sales during the Current Period, and (iv) a decrease in interest expense of $84,277; which were partially offset by an increase in income taxes (amortized tax assets) and in expenses, of $1,363,140, and $171,432, respectively . The Company records income tax expense as it amortizes a deferred tax asset that resulted from the recognition of income tax loss carry-forwards. Sales during the Current Period were $1,934,055, an increase of $439,689 (29.4%), as compared to sales of $1,494,366 during the Prior Period. The increase in sales was primarily due to significant growth in the Company’s C-Vue Multifocal, which was partially offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. Gross margin increased from 36.3% in the Prior Period to 41.2% in the Current Period due to a favourable shift in product mix to higher margin products.

The increase in expenses during the Current Period, as compared to the Prior Period, was primarily due to increases in sales and marketing expenses of $33,605 and in administration expenses of $145,751. Sales and marketing expenses increased primarily due to increased commissions paid on higher sales to independent sales representatives and increased promotional spending associated with the planed expansion of the C-Vue product lines. Administration expenses increased primarily due to increased legal, professional and consulting fees associated with the settlement of a lawsuit commenced by Competitive against the Company, and other legal and professional services, as well as increased salary expense associated with the general increase in the Company’s activities during the period.

During the six months ended December 31, 2003, the Company generated $247,578 in cash from operations. The Company used cash of $23,444 during the Current Period for the purchase of capital additions. In addition, the Company used cash of $141,470 for financing activities during the Current Period, consisting of $203,219 used for the repayment of debt offset by $61,749 received by the Company from the issuance of common shares on exercise of incentive stock options.

On October 17, 2003, the Company entered into a settlement agreement with Competitive. Under the terms of the agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing instalment note, secured by the assets of the Company. The settlement calls for a $100,000 payment on the signing of the agreement and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb, Inc. during the quarter ending on the payment due date.

On October 28, 2003, the Company exchanged a $450,000 term note with an affiliated company that was currently due in full for a new term note, secured by the assets of the Company. The new note is for the same principal amount, but payable in quarterly principal payments in the amount of $25,000 per quarter beginning January 2004 and maturing April 2008. The Company will pay monthly interest on the unpaid balance at the rate of prime plus 3%. All other terms and conditions of the original contract remain unchanged.

Liquidity

As of December 31, 2003, the Company has a working capital surplus of $801,932 which represents a decrease of $1,189,615 from the quarter ending September 30, 2003. The decrease is primarily due to the amortization of the current portion of the deferred tax asset during the Current Period due to the one-time Gain on Settlement of Debt. The Company estimates that it will have sufficient resources to fund working capital requirements during the 2004 fiscal year.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 36% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Alternative suppliers for the manufacturer of the speciality moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

UNILENS VISION INC.

SCHEDULES “B” AND “C”

DECEMBER 31, 2003

(Expressed in U. S. Dollars)

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. Subsequent to December 31, 2003, the Company retained RJ Falkner and Company (“Falkner”) as investor relations counsel. The Company signed a one year agreement with Falkner for a full range of investor relations services including assisting the Company in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. The Company will pay a monthly consulting fee to Falkner during the contract period, will reimburse Falkner for the expenses incurred in providing these services, and has granted Falkner an option to purchase up to 25,000 shares of common stock at an exercise price of $0.62 Cdn. with a five year term.